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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Jensen                          Ronald                     L.
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   (Last)                           (First)             (Middle)

   4516 Windsor Ridge
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                                    (Street)

   Irving                            Texas              75038-6304
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol


   AvTel Communications, Inc. (OTC:  AVCO)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

      June 1998
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5. If Amendment, Date of Original (Month/Year)

    June 1998
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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ x ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing (Check applicable line)

   [ x] Form filed by one Reporting Person
   [  ] Form filed by more than one Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                               6.
                                                                 4.                              5.            Owner-
                                                                 Securities Acquired (A) or      Amount of     ship
                                                    3.           Disposed of (D)                 Securities    Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially  Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End  (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month      Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3     (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)        (Instr.4) (Instr. 4)
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Common Shares of AvTel
 Communications, Inc.                  6/1/98(a)      J               1,463,693   A
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Common Shares of AvTel
 Communications, Inc.                  6/1/98(b)      G                 731,847   D
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Common Shares of AvTel
 Communications, Inc.                  6/1/98(c)      G                 402,064   D              954,321        D
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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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===================================================================================================================================

Explanation of Responses:

(a) Shares of Common Stock of the Issuer were acquired directly from United Group Association, Inc. on June 1, 1998.
(b) Mr. Jensen has given these shares to his wife, Gladys Jensen, who is a member of his household. Mr. Jensen disclaims beneficial ownership of these shares.
(c) Mr. Jensen is the President and Director of UA Plus, Inc. and owns 70% of the shares of UA Plus, Inc. UA Plus, Inc. owns 402,064 shares of the Issuer. Mr. Jensen transferred his shares of UA Plus, Inc. to the RJ and GJ Jensen Foundation, a 501(c)(3) entity. Mr. Jensen disclaims beneficial ownership of the 402,064 shares of Common Stock of the Issuer owned by UA Plus, Inc.


  /s/  Ronald L. Jensen                                        July 8, 1998
--------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to ruke 101(b)(4) of Regulatiob S-T.


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